STOLT-NIELSEN S.A.                                  [LOGO OF STOLT-NIELSEN S.A.]

c/o Stolt-Nielsen Ltd.          Tel: +44 207 611 8960
Aldwych House                   Fax: +44 207 611 8965
71-91 Aldwych                   www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

    STOLT-NIELSEN S.A. REPORTS RESULTS FOR THIRD QUARTER AND NINE MONTHS 2006

London, England - October 5, 2006 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo
Bors: SNI) today reported results for the third quarter ended August 31, 2006.

Highlights for the third quarter of 2006 included:

o Operating revenue of $398.0 million for the quarter, compared with operating revenue of $384.0 million for the same quarter last year.
o Net income of $36.8 million for the quarter, compared with net income of $53.1 million for the same quarter last year.
o Stolt-Nielsen Transportation Group's (SNTG) results reflected solid market conditions for all divisions but were negatively affected by $17.8 million of customer-related antitrust provisions and continued high antitrust-related legal advisor expenses of $10.8 million.
o Stolt Tankers Joint Service Sailed-in Time-Charter Index(1) was 1.28 compared with 1.30 reported in the first and second quarters of 2006 and
     1.36 reported in the third quarter of 2005.
o Stolt Sea Farm's (SSF) 25% share of Marine Harvest contributed a total of $19.3 million to net income. SSF's turbot and bluefin tuna operations benefited from higher prices and strong market conditions.

Commenting, Mr. Niels G. Stolt-Nielsen, CEO of SNSA, said:

"During the quarter, we saw strong operational performance in SNTG and a positive contribution from SSF's turbot and tuna operations. Our results were negatively impacted by higher customer-related antitrust provisions and antitrust-related legal advisor costs."

"Our outlook remains positive. In our parcel tanker operations, the market fundamentals remain positive, though we continue to expect some volatility due to shifting trade patterns, new tonnage entering the market, and the impact of new IMO regulations. Our tank container division is expected to continue to post good results and our terminal operations should benefit from the recent expansions. We expect SSF's turbot operations to continue to post strong results. We expect continued high legal costs until the antitrust-related issues are resolved."

----------
1 The Stolt Tankers Joint Service Sailed-in Time Charter Index is an indexed measurement of the sailed-in rate for the Joint Service and was set at 1.00 in the first quarter of 1990 based on the average sailed-in time charter result for the fleet at the time. The sailed-in rate is a measure frequently used by shipping companies, which subtracts from the ships' operating revenue the variable costs associated with a voyage, primarily commissions, sublets, transshipments, port costs, and bunker fuel.
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SNSA PERFORMANCE SUMMARY AND RESULTS

                                                                       QUARTER                    9 MONTHS
REPORTING ITEM (in USD millions,                            ------------------------------   -------------------
except per share data (diluted) and number of shares)         3Q06       2Q06       3Q05       2006       2005
----------------------------------------------------------  --------   --------   --------   --------   --------
Operating revenue                                              398.0      391.7      384.0    1,172.2    1,290.8
Income from continuing operations                               36.8       57.4       53.1      142.1       83.0
Net income                                                      36.8       57.4       53.1      142.1      440.0
EPS - Diluted (Continuing operations)                           0.60       0.90       0.80       2.22       1.25
EPS - Diluted (Net income)                                      0.60       0.90       0.80       2.22       6.64
Weighted average number of shares - Diluted (in  millions)      61.8       63.8       66.6       63.9       66.3

Net income for the third quarter ended August 31, 2006 was $36.8 million, or $0.60 per share, on operating revenue of $398.0 million, compared with net income of $57.4 million, or $0.90 per share, on operating revenue of $391.7 million for the second quarter of 2006, and net income of $53.1 million, or $0.80 per share, on operating revenue of $384.0 million for the third quarter of 2005.

The decrease in net income in the third quarter of 2006 compared with the same period last year was due to $17.8 million of customer-related antitrust provisions in SNTG's parcel tanker division (as compared to $0.3 million for the same period in 2005), $10.8 million antitrust-related legal advisor expenses in SNTG (as compared to $8.4 million for the same period in 2005), a $6.1 million charge to correct cumulative prior year errors in accounting for stock-based compensation expense in prior years for options awarded in SNSA's 1993 to 2004 fiscal years, and higher Sarbanes-Oxley compliance costs. This was partially offset by better performance from SNTG's tank container and terminal divisions, an improvement in the operations of SSF's turbot and Southern bluefin tuna businesses, a $17.4 million increase in the contribution from SNSA's investment in Marine Harvest, and a $2.8 million reversal of reserves made in prior years that were no longer required. The third quarter of 2005 included recognition of a previously deferred gain in the sale of Southern bluefin tuna quota rights of $10.1 million and a loss of $1.1 million on the early retirement of debt.

The diluted weighted average number of shares outstanding for the third quarter of 2006 was 61.8 million, compared with 66.6 million for the same period in 2005. The decrease in the average number of shares outstanding reflected the
5.0 million shares repurchased (as of August 31, 2006) as part of the share repurchase program, partially offset by the issuance of new shares resulting from the exercise of stock options.

Net income for the nine months ended August 31, 2006 was $142.1 million, or $2.22 per share, on operating revenue of $1,172.2 million, compared with net income of $440.0 million ($83.0 million related to income from continuing operations), or $6.64 per share ($1.25 per share for income from continuing operations), on operating revenue of $1,290.8 million for the nine months ended August 31, 2005.

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Net income for the nine months ended August 31, 2005 included a $355.9 million gain on the sale of SNSA's investment in Stolt Offshore S.A. and $1.1 million of income from discontinued operations. The improvement in income from continuing operations in the nine months of 2006 compared with the same period last year reflected stronger operational performance in SNTG's tank container and terminal divisions, partially offset by $21.4 million of customer-related antitrust provisions in SNTG's parcel tanker division (as compared with $10.0 million for the nine months of 2005), $29.2 million of anti-trust related legal advisor expenses in SNTG (as compared with $20.3 million for the nine months of 2005), higher bunker and ship management costs, and an increase in Sarbanes-Oxley compliance costs. Growth in income from continuing operations also reflected an improvement in SSF's performance due to stronger results from SSF's turbot operations and a $41.4 million contribution from SNSA's investment in Marine Harvest. Interest expense, net was $9.4 million lower in the nine months of 2006 compared with the same period in 2005 as a result of lower outstanding debt levels and improved financing terms. The nine month period for 2006 included $3.3 million of compensation expense for stock options as a result of SNSA's adoption of SFAS No. 123(R), "Share-Based Payment" beginning on December 1, 2005 as well as the impact of reversing $2.8 million of reserves that were no longer required and charges of $6.1 million relating to stock-based compensation expense for options awarded in SNSA's 1993 to 2004 fiscal years. Foreign currency exchange gains increased by $6.2 million, primarily as a result of SNSA holding a large EUR cash balance after the receipt of a prepayment for the Marine Harvest sale transaction, in the nine months of 2006 compared to the same period of 2005. The nine-month period for 2005 included a loss of $16.2 million on the early retirement of debt. SNSA's income tax provision was $14.8 million lower in the nine months of 2006 compared with the same period in 2005 as a result of lower income subject to tax in SNTG entities and $9.8 million of tax provisions taken by SSF in the second quarter of 2005 arising from a legal restructuring in anticipation of the Marine Harvest merger transaction.

The diluted weighted average number of shares outstanding for nine months ended August 31, 2006 was 63.9 million, compared with 66.3 million for the same period in 2005. The decrease in the average number of shares outstanding in 2006 reflected the 5.0 million shares repurchased (as of August 31, 2006) as part of the share repurchase program, offset by the issuance of new shares resulting from the exercise of stock options.

FINANCING, DIVIDEND, SHARE BUYBACK PROGRAM, AND SHARE OPTIONS

A final 2005 dividend of $1.00 per common share (including American Depositary Shares), totaling $61 million, was paid on June 15, 2006 to shareholders of record as of June 1, 2006.

To date, a total of 4,988,550 SNSA common shares have been repurchased for $147.1 million, under the $200 million repurchase program announced on August 25, 2005. During the third quarter of 2006, 395,050 shares were repurchased.

In accordance with SNSA's adoption of SFAS No. 123(R), "Share-Based Payment" beginning on December 1, 2005, $1.0 million of compensation expense was recorded in the third quarter of 2006 related to stock options.

During the third quarter of 2006, management corrected certain matters relating to prior years including reversing $2.8 million of reserves that were no longer required. In addition, further to the disclosure made in SNSA's Annual Report on Form 20-F for 2005, management has determined that the accounting for certain stock options issued during its fiscal years 1993 to 2004 was not in accordance with Accounting Principles Board Opinion No. 25 on "Accounting for stock options issued to employees" ("APB No. 25"). In order to account for these options correctly according to APB No. 25, SNSA recognized a charge of $6.1 million in the third quarter of 2006.

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                                                    [LOGO OF STOLT-NIELSEN S.A.]

Debt as of August 31, 2006 was $590.2 million compared with $497.5 million as of May 31, 2006, and $613.4 million as of August 31, 2005. During the third quarter of 2006, the strong operational cash flow, existing cash balances, and a drawdown of credit lines was principally used to fund $56 million of capital expenditures, $46.8 million for SNTG's 50% investment in the Antwerp joint venture terminal, $61 million of cash dividends, and $8.5 million of share buybacks. The $56 million of capital expenditures consisted primarily of progress payments on the new building of ships.

Interest expense, net in the third quarter of 2006 was $6.2 million, which was a $0.5 decrease from $6.7 million in the second quarter of 2006 and $0.7 million decrease from $6.9 million in the third quarter of 2005.

On September 18, 2006, SNSA announced that it received a notification from the Oslo Bors that the Oslo Bors completed its investigation of SNSA's duty of disclosure regarding the status of the amnesty agreement between the U.S. Department of Justice (DOJ) and a subsidiary of SNSA after letters sent by the DOJ on April 8, 2003 and March 2, 2004. The Oslo Bors stated it would take no further actions in this matter.

STOLT-NIELSEN TRANSPORTATION GROUP (SNTG)

                                                QUARTER                    9 MONTHS
OPERATING INCOME BY DIVISION         ------------------------------   -------------------
(in USD millions)                      3Q06       2Q06       3Q05       2006       2005
---------------------------------    --------   --------   --------   --------   --------
Stolt Parcel Tankers                     18.2       33.8       49.0       93.3      129.2
Stolt Tank Containers                    11.1       10.9        7.5       30.3       21.8
Stolthaven Terminals                      7.0        7.4        5.8       21.2       19.1
SNTG Corp & Restructuring Charges        (6.1)      (6.9)      (4.7)     (19.2)     (15.2)
SNTG Total                               30.2       45.2       57.6      125.6      154.9

o The Stolt Tankers Joint Service Sailed-in Time-Charter Index was 1.28 in the third quarter of 2006 compared with 1.30 reported in the second quarter of 2006 and 1.36 in the third quarter of 2005.
o Results were negatively impacted by $17.8 million of customer-related antitrust provisions.
o    Bunker fuel prices continued at historical record levels.
o    Increased shipments and higher utilization for Stolt Tank Containers.
o Stolthaven Terminals continued to achieve solid operational results with high capacity.

PARCEL TANKER DIVISION
SNTG's parcel tanker division reported operating income of $18.2 million in the third quarter of 2006, compared with operating income of $33.8 million in the second quarter of 2006, and $49.0 million in the third quarter of 2005. During the third quarter of 2006, spot freight rates in most of the outbound markets to Asia continued to firm up, while spot freight rates improved in the transatlantic east markets and the traditional return markets. Contracts renewed were done at marginally higher rates. Despite this, the Stolt Tankers Joint Service Sailed-in Time-Charter Index was 1.28 in the third quarter of 2006 compared with 1.30 in the second quarter of 2006 and 1.36 in the third quarter of 2005. The decline compared to the second quarter of 2006 was primarily due to a seasonal slowdown in Asia imports of ethanol and vegetable oils and a plant shutdown by a major acid producer which resulted in a disruption to normal trade patterns and thus higher than normal voyage operating costs.

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The decrease in operating income in the third quarter of 2006 compared with the second quarter was primarily due to the aforementioned factors which negatively impacted the Stolt Tankers Joint Service Sailed-in Time-Charter Index, a
$14.2 million increase in higher customer-related antitrust provisions, a $2.4 million increase in antitrust-related legal advisor costs, and a decrease of $2.9 equity in net income from non-consolidated joint ventures. The results for the third quarter of 2006 also include a gain of $1.2 million for the scrapping of the M/T Stolt Avance. Antitrust-related legal advisor expenses for the parcel tanker division in the third quarter of 2006 were $9.8 million, compared with $7.4 million in the second quarter and $6.5 million in the third quarter of 2005.

During the past week, SNTG announced that it signed an agreement with SLS Shipbuilding Co. Ltd. for four 44,000 deadweight ton (dwt) parcel tankers each with a combination of 24 stainless steel tanks and 15 coated tanks. The aggregate price for the four ships from SLS is expected to be approximately
$340 million, with deliveries scheduled to take place between mid 2010 and early 2011. Today, SNTG announced that it signed an agreement with Aker Yards ASA for four 43,000 dwt parcel tankers each with a combination of 24 stainless steel tanks and 15 coated tanks. The aggregate price for the four ships from Aker Yards is expected to be approximately $350 million, with deliveries scheduled to take place between late 2008 and the end of 2009. The new fully double-hulled parcel tankers from both orders will meet Marpol Annex I and Annex II cargo requirements and, with IMO ship type I, II, and III capabilities, will be able to transport the full range of difficult to handle cargoes which SNTG carries.

After these orders, SNTG, and its partners, have an order book of 23 ships for delivery from 2007 until 2011. SNTG today owns and operates globally today
148 ships ranging in size from 1,100 dwt to 40,200 dwt. SNTG estimate that the order book for the core parcel tanker fleet, which includes deliveries through 2011, currently stands at 29% of the existing fleet with expected scrapping of 11% over the same period.(2)

TANK CONTAINER DIVISION
SNTG's tank container division reported operating income of $11.1 million in the third quarter of 2006, compared with $10.9 million in the second quarter and $7.5 million in the third quarter of 2005. The improved results compared with the second quarter were primarily due to increased shipments and lower anti-trust related legal advisor expenses. Shipments rose by 3% in the third quarter of 2006 compared with the second quarter while utilization rose to 77% from 76% over the same period. The improvement was due to strong market conditions in the tank container division's major trading areas of Asia, Europe, North America and the Middle East. Antitrust-related legal advisor expenses in the third quarter of 2006 were $1.0 million, compared to $2.0 million in the second quarter of 2006 and $1.9 million in the third quarter of 2005.

TERMINAL DIVISION
SNTG's terminal division reported operating income of $7.0 million in the third quarter of 2006, compared with $7.4 million in the second quarter and $5.8 million in the third quarter of 2005. Utilization in the third quarter of 2006 was 98%, which was the same level as the second quarter of 2006. The decline in operating income in the third quarter of 2006 compared to the second quarter was entirely the result of a $1.8 million deferred tax asset write-off in the Stolthaven Westport joint venture. This was offset by a positive contribution from Stolthaven's new Antwerp joint venture and improved margins in our wholly-owned terminals primarily resulting from increased capacity at the Santos terminal.

----------
2 Based on publically available industry sources and SNTG analysis.

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                                                    [LOGO OF STOLT-NIELSEN S.A.]

LEGAL
On January 14, 2005, the U.S. District Court for the Eastern District of Pennsylvania enforced SNSA's amnesty agreement with the DOJ Antitrust Division relating to activities prior to January 15, 2003 in the parcel tanker industry. The District Court remains the only court to have considered this case on its merits and issued an injunction barring the DOJ Antitrust Division from bringing any indictment. On March 23, 2006, a two-judge panel of the United States Court of Appeals for the Third Circuit reversed the injunction on narrow separation of powers grounds, holding that district courts do not have the authority to enjoin the DOJ Antitrust Division prior to an indictment. The Third Circuit did not, however, disagree with the District Court's factual findings, including the District Court's conclusion that prosecution by the DOJ Antitrust Division would breach SNSA's Amnesty Agreement with the DOJ Antitrust Division. SNSA is seeking review of the Third Circuit's ruling by the Supreme Court of the United States.

Following the lifting of the District Court's injunction against indictment, in direct violation of its express promise in the Amnesty Agreement, the DOJ Antitrust Division announced on September 6, 2006 the indictment of SNSA and its two Stolt-Nielsen Transportation Group subsidiaries. The one-count indictment charges SNSA with a violation of Section 1 of the Sherman Antitrust Act for conduct occurring from August 1998 to as late as November 2002. SNSA will seek to have the indictment dismissed based on the very same legal grounds that formed the basis of the District Court's January 2005 ruling in SNSA's favor. At this stage, it is difficult to give an indication of timing and pace of the legal process.

SNTG remains in the European Commission's (EC) immunity program in connection with the EC's ongoing investigation of the parcel tanker business.

On June 26, 2006, the District Court for the Southern District of New York issued an order holding that the standard ASBATANKVOY maritime arbitration clause in SNTG's contracts with its customers does not permit SNTG customers to bring their antitrust claims as a class arbitration against SNTG. The putative class claims rejected by the Court had been brought by Animalfeeds International Corp. This determination has been appealed to the Second Circuit Court of Appeals.

SNTG has actively engaged in discussions with a number of customers regarding the subject matter of the DOJ and EC antitrust investigations. To date, SNTG has reached agreements or agreements in principle resolving existing and potential antitrust claims with a significant number of its major customers, with the condition that the customer relinquishes all claims arising out of the matters that are the subject of the antitrust investigations. These agreements typically affect the commercial terms of SNTG's contracts with the relevant customers. In some cases, SNTG has agreed to make up-front cash payments or guaranteed payments to customers. SNTG has made a provision of $17.8 million against operating revenue in the third quarter of 2006 (as compared to $3.6 million of provisions in the second quarter of 2006 and $0.3 million in the third quarter of 2005) reflecting such payment terms of existing settlement agreements, agreements in principle or offers made to customers. In certain cases, SNTG has agreed to future discounts, referred to as rebates, sometimes in conjunction with up front cash payments or guaranteed payments that are subject to a maximum cap and are tied to continuing or additional business with the customer. The potential future rebates are not charged against operating revenue unless the rebate is earned. The aggregate amount of such future rebates for which SNTG could be responsible under existing settlement agreements, agreements in principle and offers made is approximately $7 million as of August 31, 2006. We would expect most of the revenue that would be subject to these rebates would occur within 15 months following August 31, 2006.

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STOLT SEA FARM (SSF)

                               QUARTER                    9 MONTHS
OPERATING INCOME    ------------------------------   -------------------
(in USD millions)     3Q06       2Q06      3Q05(3)     2006      2005(3)
-----------------   --------   --------   --------   --------   --------
SSF                      5.5        3.4       11.4       11.6       12.9

o SSF's turbot operations continued to post solid results benefiting from higher prices and strong market conditions.
o    Southern bluefin tuna benefited from higher prices.

SSF reported operating income of $5.5 million in the third quarter of 2006, compared with operating income of $3.4 million in the second quarter and $11.4 million in the third quarter of 2005. The third quarter of 2005 included the recognition of a deferred pre-tax gain on the sale of Southern bluefin tuna quota rights of $10.1 million. The turbot business again posted strong results in the third quarter of 2006, contributing operating income of $3.8 million as it benefited from higher prices resulting from strong market conditions. The seasonal Southern bluefin tuna business contributed operating income of $2.6 million in the third quarter of 2006 as market prices were some 40% plus higher than last year.

In the third quarter of 2006, SSF's 25% interest in Marine Harvest contributed $19.3 million in net income due to the continued strength in salmon prices. On March 29, 2006, SNSA received a prepayment of EUR 293.8 million (approximately $353.5 million at the then current exchange rate) representing SNSA's full share of its 25% ownership interest. The results of SNSA's 25% ownership in Marine Harvest will be included in SNSA's consolidated results until the transaction is completed which will now likely be in fiscal 2007. As a result of the increased profitability of the Marine Harvest joint venture in the third quarter of 2006, it is estimated that the gain on this sale will be approximately $22 million that is expected to be realized in 2007.

Conference Call

Stolt-Nielsen S.A. will hold a conference call to discuss the third quarter 2006 results on Thursday, October 5th, 2006 at 3:00pm BST (10:00am EDT, 4:00pm CEST).

Participating in the presentation and the call will be:
-Mr. Niels G. Stolt-Nielsen - Chief Executive Officer, Stolt-Nielsen S.A. -Mr. Jan Chr. Engelhardtsen - Chief Financial Officer, Stolt-Nielsen S.A. -Mr. Otto H. Fritzner - Chief Executive Officer, Stolt-Nielsen Transportation
 Group

From UK +0 800-028-9792
From U.S. +1 800-565 5442
From Norway +8001 5505
From other countries +1 913-312-1298

Phone lines will open 10 minutes before the call.

Postview facility (a taped recording of the conference call) will be available directly after the conference call until 10:00pm BST (5:00pm EDT, 11:00pm CEST) on Friday, October 5th, 2006. For access dial +1 888-203-1112 (in U.S.) or
+1 719-457-0820 (outside U.S.) and quote the call reservation number: 1240424.

----------
3 Includes $10.1 million for the recognition of a previously deferred gain on the sale of Southern bluefin tuna quota rights.

                                                    [LOGO OF STOLT-NIELSEN S.A.]

Live audio webcast of the conference call will be available via SNSA's Internet site www.stolt-nielsen.com commencing on Thursday, October 5th, 2006 at 3:00pm BST (10:00am EDT, 4:00pm CEST). A playback of the conference call commences on Thursday, October 5th, 2006 after 5:00pm BST (noon EDT, 6:00pm CEST).

Contacts:
     Richard M. Lemanski
     U.S. 1 203 299 3604
     rlemanski@stolt.com

     Jan Chr. Engelhardtsen
     U.K. 44 20 7611 8972
     jengelhardtsen@stolt.com

ABOUT STOLT-NIELSEN S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot and Southern bluefin tuna.

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                                                    [LOGO OF STOLT-NIELSEN S.A.]

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (in U.S. dollar thousands, except per share data)
                                   (UNAUDITED)

                                                                     THREE MONTHS ENDED                     NINE MONTHS ENDED
                                                          ----------------------------------------     --------------------------
                                                            AUG 31,        MAY 31,        AUG 31,        AUG 31,        AUG 31,
                                                             2006           2006           2005           2006           2005
                                                          -----------    -----------    -----------    -----------    -----------
Operating revenue (a)                                     $   398,020    $   391,704    $   384,017    $ 1,172,174    $ 1,290,751
Operating expenses                                            322,714        303,370        287,511        916,413      1,007,845
                                                          -----------    -----------    -----------    -----------    -----------
Gross profit                                                   75,306         88,334         96,506        255,761        282,905

Equity in net income of non-consolidated
 joint ventures                                                 1,930          6,355          2,950         13,122         10,837
Administrative and general expenses (b)                       (58,099)       (48,196)       (42,844)      (150,163)      (142,428)
Restructuring charges                                            (154)          (417)        (1,882)        (1,122)        (5,285)
Gain on disposal of assets, net (c)                             3,228            887         10,994          3,732         12,544
Other operating income (expense), net (d)                       4,242           (338)        (1,942)         3,739         (6,569)
                                                          -----------    -----------    -----------    -----------    -----------
  Operating Income                                             26,453         46,625         63,782        125,069        152,004

Non-operating income (expense):
  Interest expense, net                                        (6,201)        (6,738)        (6,943)       (22,112)       (31,477)
  Foreign currency exchange gain (loss), net                     (318)         5,218            561          4,472         (1,717)
  Loss on early retirement of debt (e)                              -              -         (1,107)             -        (16,211)
                                                          -----------    -----------    -----------    -----------    -----------
  Income from continuing operations before income
   tax provision, minority interest and equity in
   net income of Marine Harvest                                19,934         45,105         56,293        107,429        102,599

Income tax provision                                           (2,423)        (2,394)        (5,035)        (6,667)       (21,433)
                                                          -----------    -----------    -----------    -----------    -----------
  Income from continuing operations before
   minority interest and equity in net income of
   Marine Harvest                                              17,511         42,711         51,258        100,762         81,166

Minority interest                                                 (18)           (20)           (18)           (62)           (37)
Equity in net income of Marine Harvest                         19,300         14,700          1,900         41,400          1,900
                                                          -----------    -----------    -----------    -----------    -----------
  Income from continuing operations                            36,793         57,391         53,140        142,100         83,029
Income from discontinued operations                                 -              -              -              -          1,100
Gain (loss) on sale of investment in
 discontinued operations (f)                                        -              -              -              -        355,882
                                                          -----------    -----------    -----------    -----------    -----------
  Net income                                              $    36,793    $    57,391    $    53,140    $   142,100    $   440,011
                                                          ===========    ===========    ===========    ===========    ===========

PER SHARE DATA
Income per common share:
  Basic
    Income from continuing operations                     $      0.60    $      0.91    $      0.80    $      2.25    $      1.28
    Income from discontinued operations                             -              -              -              -           0.02
    Gain (loss) on sale of investment in
     discontinued operations                                        -              -              -              -           5.49
                                                          -----------    -----------    -----------    -----------    -----------
      Net Income                                          $      0.60    $      0.91    $      0.80    $      2.25    $      6.79
                                                          ===========    ===========    ===========    ===========    ===========

  Diluted
    Income from continuing operations                     $      0.60    $      0.90    $      0.80    $      2.22    $      1.25
    Income from discontinued operations                             -              -              -              -           0.02
    Gain (loss) on sale of investment in
     discontinued operations                                        -              -              -              -           5.37
                                                          -----------    -----------    -----------    -----------    -----------
      Net Income                                          $      0.60    $      0.90    $      0.80    $      2.22    $      6.64
                                                          ===========    ===========    ===========    ===========    ===========

Weighted average number of common shares and
 common share equivalents outstanding:
  Basic                                                        61,214         63,089         65,515         63,226         64,804
  Diluted                                                      61,775         63,818         66,609         63,944         66,271

SELECTED CASH FLOW DATA
Capital expenditures                                      $    55,872    $    99,917    $    51,564    $   165,192    $    95,029

Depreciation and amortization (excluding drydocking)      $    24,725    $    24,186    $    22,550    $    71,736    $    72,768

(a) Net of $17.8 million, $3.6 million and $21.4 million in the third quarter, second quarter and nine months of 2006, respectively and $0.3 million, $9.7 million and $10.0 million in the third quarter, second quarter and nine months of 2005, respectively, for provisions for settlement agreements reached with customers, settlement agreements reached in principle with customers, or offers made to customers.

(b) Includes stock option expense relating to the correction of error in application of APB/No.25 $6.1 million in the third quarter of 2006.

(c) In the third quarter of 2005 a previously deferred gain in the sale of Southern bluefin tuna quota rights of $10.1 million was recognized.

(d) Includes a reversal of general reserve of $2.8 million in the third quarter of 2006.

(e) In the third quarter of 2005 a prepayment penalty and write-off of debt issuance costs of $1.1 million and $16.2 million for the nine months of 2005 were incurred. Relating to the retirement of the Senior Notes with repayment completed on April 15, 2005 on an aggregate outstanding principal amount of $295.4 million.

(f) In the first quarter of 2005 the gain on the sale of Stolt Offshore S.A. common stock was recognized.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

                                                                                  AS OF
                                                                -----------------------------------------
                                                                  AUG 31       NOVEMBER 30,      AUG 31
                                                                   2006           2005            2005
                                                                -----------    ------------   -----------
ASSETS

Cash and cash equivalents                                       $    98,890    $     29,587   $    33,631
Trade receivables, net                                              159,051         138,190       124,770
Inventories                                                          15,734          17,556        17,074
Prepaid expenses                                                     47,127          45,524        50,674
Other current assets                                                 14,812          11,512        13,029
                                                                -----------    ------------   -----------
  Total current assets                                              335,614         242,369       239,178

Fixed assets, net of accumulated depreciation                     1,559,561       1,473,633     1,466,175
Investment in and advances to non-consolidated joint ventures       149,996          85,839        76,404
Investment in and loan to Marine Harvest                            303,423         329,300       306,959
Goodwill and other intangible assets, net                            25,013          24,499        26,837
Other assets                                                         98,828          84,624        76,917
                                                                -----------    ------------   -----------
  Total assets                                                  $ 2,472,435    $  2,240,264   $ 2,192,470
                                                                ===========    ============   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term bank loans                                           $    92,600    $    173,349   $   192,214
Current maturities of long-term debt                                 67,708          49,482        48,566
Accounts payable                                                     52,331          53,802        55,599
Accrued liabilities                                                 216,657         204,506       185,559
Prepayment proceeds on sale of Marine Harvest                       353,450               -             -
                                                                -----------    ------------   -----------
  Total current liabilities                                         782,746         481,139       481,938

Long-term debt                                                      429,894         444,099       372,662
Other non-current liabilities                                        95,293         101,760       116,163
Minority interest                                                        63             204           451

Common stock and Founder's shares                                    66,027          65,740        65,578
Paid-in surplus                                                     354,364         342,932       340,122
Retained earnings                                                   891,652         875,321       832,314
Accumulated other comprehensive income (loss), net                     (476)        (16,096)      (16,758)
Treasury stock                                                     (147,128)        (54,835)            -
                                                                -----------    ------------   -----------
  Total shareholders' equity                                      1,164,439       1,213,062     1,221,256
                                                                -----------    -----------    -----------
  Total liabilities and shareholders' equity                    $ 2,472,435    $ 2,240,264    $ 2,192,470
                                                                ===========    ===========    ===========

  Total debt, net of cash and cash equivalents:                 $   491,312    $   637,343    $   579,811
                                                                ===========    ===========    ===========

(a) The Investment in and loan to Marine Harvest has reduced since the year ended November 2005 due to the paydown of a loan totalling $64.6 million in the first quarter of 2006.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                              SELECTED SEGMENT DATA
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

The following tables present the contribution to operating revenue, gross profit, operating income, net income and total assets for each of SNSA's reportable segments and other corporate items:

                                                                     THREE MONTHS ENDED                     NINE MONTHS ENDED
                                                          ----------------------------------------     --------------------------
                                                            AUG 31,        MAY 31,        AUG 31,        AUG 31,        AUG 31,
                                                             2006           2006           2005           2006           2005
                                                          -----------    -----------    -----------    -----------    -----------
OPERATING REVENUE:
Stolt-Nielsen Transportation Group (a)                    $   375,840    $   379,659    $   364,376    $ 1,125,957    $ 1,055,001
Stolt Sea Farm (b)                                             23,544         12,024         19,621         46,792        234,630
Corporate and Other (c)                                        (1,364)            21             20           (575)         1,120
                                                          -----------    -----------    -----------    -----------    -----------
  Total                                                   $   398,020    $   391,704    $   384,017    $ 1,172,174    $ 1,290,751
                                                          ===========    ===========    ===========    ===========    ===========

GROSS PROFIT:
Stolt-Nielsen Transportation Group                        $    68,956    $    83,520    $    94,574    $   239,717    $   261,327
Stolt Sea Farm                                                  7,720          4,801          2,349         16,631         20,665
Corporate and Other                                            (1,370)            13           (417)          (587)           913
                                                          -----------    -----------    -----------    -----------    -----------
  Total                                                   $    75,306    $    88,334    $    96,506    $   255,761    $   282,905
                                                          ===========    ===========    ===========    ===========    ===========

OPERATING INCOME (EXPENSE):
Stolt-Nielsen Transportation Group (d)                    $    30,248    $    45,170    $    57,604    $   125,578    $   154,892
Stolt Sea Farm (e)                                              5,548          3,430         11,413         11,601         12,902
Corporate and Other (f)                                        (9,343)        (1,975)        (5,235)       (12,110)       (15,790)
                                                          -----------    -----------    -----------    -----------    -----------
  Total                                                   $    26,453    $    46,625    $    63,782    $   125,069    $   152,004
                                                          ===========    ===========    ===========    ===========    ===========

NET INCOME (EXPENSE):
Stolt-Nielsen Transportation Group                        $    22,604    $    32,252    $    49,783    $    94,470    $   128,296
Stolt Sea Farm                                                 22,703         17,562          9,066         49,059        (19,963)
Corporate and Other (g)                                        (8,514)         7,577         (5,709)        (1,429)       (25,304)
                                                          -----------    -----------    -----------    -----------    -----------
  Income from continuing operations                            36,793         57,391         53,140        142,100         83,029
    Income from discontinued operations                             -              -              -              -          1,100
    Gain (loss) on sale of investment in
     discontinued operations (h)                                    -              -              -              -        355,882
                                                          -----------    -----------    -----------    -----------    -----------
  Total                                                   $    36,793    $    57,391    $    53,140    $   142,100    $   440,011
                                                          ===========    ===========    ===========    ===========    ===========

                                                                                         AS OF
                                                                       ------------------------------------------
                                                                         AUG 31,      NOVEMBER 30,      AUG 31,
                                                                           2006          2005             2005
                                                                       ------------   ------------   ------------
TOTAL ASSETS:
Stolt-Nielsen Transportation Group                                     $  2,034,728   $  1,813,592   $  1,783,644
Stolt Sea Farm                                                              364,625        408,401        393,674
Corporate and Other                                                          73,082         18,271         15,152
Optimum Logistics
SeaSupplier
                                                                       ------------   ------------   ------------
  Total                                                                $  2,472,435   $  2,240,264   $  2,192,470
                                                                       ============   ============   ============

(a) Net of $17.8 million, $3.6 million and $21.4 million in the third quarter, second quarter and nine months of 2006, respectively and $0.3 million, $9.7 million and $10.0 million in the third quarter, second quarter and nine months of 2005, respectively, for provisions for settlement agreements reached with customers, settlement agreements reached in principle with customers, or offers made to customers.

(b) In 2005 operating revenue of Stolt Sea Farm operations were contributed to Marine Harvest as of April 29, 2005 of $75.6 million and $192.8 million in the second quarter and six months of 2005, respectively, and operating losses of $1.8 million and $5.2 million in the second quarter and six months of 2005, respectively.

(c) Under the captive insurance program, each participant (which are generally companies within the same group) contributes premiums to buy insurance from the captive insurer. At the end of policy year any profits are declared as dividends to the participants. Since Marine Harvest was not a part of the group since 2005, such distributions were owed to Marine Harvest and were taken out from the Net premiums earned. This adjustment to remove the distributions owed to Marine Harvest for prior year policies resulted in a negative revenue in the third quarter of 2006 of $1.5 million.

(d) Includes antitrust and other investigation related legal expenses at Stolt Parcel Tankers of $9.8 million, $7.4 million and $23.8 million in the third quarter, second quarter and nine months of 2006, respectively, and $6.5 million, $4.5 million and $16.0 million in the third quarter, second quarter and nine months of 2005, respectively, and at Stolt Tank Containers of $1.0 million, $2.0 million and $5.4 million in the third quarter, second quarter and nine months of 2006, respectively. Also includes $1.9 million, $1.7 million and $4.3 million in the third quarter, second quarter and nine months of 2005, respectively.

(e) In the third quarter of 2005 a previously deferred gain in the sale of Southern bluefin tuna quota rights of $10.1 million was recognised.

(f) The results of the third quarter of 2006 includes reversal of general reserve of $2.8 million brought forward from prior years and cumulative effect of rectification of errors in application of APB25 of $6.1 million. Also, included in 2005 are due diligence costs relating to the SSF/Nutreco merger of $0.4 million, $0.1 million and $0.9 million in the third quarter, second quarter and nine months of 2005, respectively.

(g) In 2005 a prepayment penalty and write-off of debt issuance costs of $1.1 million in the third quarter and $16.2 million, for the nine months, respectively, primarily related to the retirement of the Senior Notes with repayment completed on April 15, 2005 on an aggregate outstanding principal amount of $295.4 million.

(h) In the first quarter of 2005 the gain on the sale of Stolt Offshore S.A. common stock was recognized.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
          SELECTED FINANCIAL DATA - STOLT-NIELSEN TRANSPORTATION GROUP
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

The following tables present the contribution to operating revenue, gross profit, equity in net income of non-consolidated joint ventures, administrative and general expenses, gain (loss) on disposal of assets, net, other operating income (expense), net, operating income, total assets, capital expenditures and depreciation and amortization expense for each of the operating divisions of
SNTG:

                                                       THREE MONTHS ENDED                       NINE MONTHS ENDED
                                           --------------------------------------------    ----------------------------
                                              AUG 31,         MAY 31,         AUG 31,         AUG 31,         AUG 31,
                                               2006            2006            2005            2006            2005
                                           ------------    ------------    ------------    ------------    ------------
OPERATING REVENUE:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers
    Deepsea (a)                            $    218,080    $    225,546    $    219,379    $    668,594    $    612,729
    Regional Fleet                               44,128          41,570          40,063         123,188         121,196
                                           ------------    ------------    ------------    ------------    ------------
  Stolt Parcel Tankers - Total                  262,208         267,116         259,442         791,782         733,925
  Stolt Tank Containers                          88,750          88,527          82,685         261,658         253,266
  Stolthaven Terminals                           24,439          22,548          20,358          69,188          61,958
  SNTG Corporate                                    443           1,468           1,891           3,329           5,852
                                           ------------    ------------    ------------    ------------    ------------
  Total                                    $    375,840    $    379,659    $    364,376    $  1,125,957    $  1,055,001
                                           ============    ============    ============    ============    ============

GROSS PROFIT:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers
    Deepsea                                $     32,147    $     45,799    $     62,705    $    131,389    $    165,340
    Regional Fleet                                6,835           7,124           6,892          20,826          22,879
                                           ------------    ------------    ------------    ------------    ------------
  Stolt Parcel Tankers - Total                   38,982          52,923          69,597         152,215         188,219
  Stolt Tank Containers                          20,427          20,722          16,417          59,629          48,163
  Stolthaven Terminals                           10,737           9,003           7,400          28,064          23,889
  SNTG Corporate                                 (1,190)            872           1,160            (191)          1,056
                                           ------------    ------------    ------------    ------------    ------------
  Total                                    $     68,956    $     83,520    $     94,574    $    239,717    $    261,327
                                           ============    ============    ============    ============    ============

EQUITY IN NET INCOME (LOSS) OF
 NON-CONSOLIDATED JOINT VENTURES:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                     $      2,768    $      5,641    $      2,183    $     12,146    $      8,091
  Stolt Tank Containers                             -40              -4               4             -46             130
  Stolthaven Terminals                             -798             718             729           1,022           2,235
  SNTG Corporate                                      -               -              34               -              72
                                           ------------    ------------    ------------    ------------    ------------
  Total                                    $      1,930    $      6,355    $      2,950    $     13,122    $     10,528
                                           ============    ============    ============    ============    ============

ADMINISTRATIVE AND GENERAL EXPENSES:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers (b)                 $    (26,186)   $    (25,123)   $    (23,063)   $    (73,564)   $    (66,917)
  Stolt Tank Containers (c)                      (9,139)         (9,896)         (8,946)        (29,266)        (26,623)
  Stolthaven Terminals                           (2,892)         (2,338)         (2,308)         (7,912)         (6,991)
  SNTG Corporate                                 (6,713)         (7,388)         (3,563)        (19,972)         (9,514)
                                           ------------    ------------    ------------    ------------    ------------
  Total                                    $    (44,930)   $    (44,745)   $    (37,880)   $   (130,714)   $   (110,045)
                                           ============    ============    ============    ============    ============

GAIN (LOSS) ON DISPOSAL OF ASSETS, NET:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                     $      2,237    $        723    $        412    $      2,525    $        299
  Stolt Tank Containers                            (132)             42               5             (37)             40
  Stoltaren Terminals                                 -              (3)              -              (3)              -
  SNTG Corporate                                  1,118               1               -           1,119               -
                                           ------------    ------------    ------------    ------------    ------------
  Total                                    $      3,223    $        763    $        417    $      3,604    $        339
                                           ============    ============    ============    ============    ============

OTHER OPERATING INCOME (EXPENSE), NET:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                     $        448    $       (373)   $       (102)   $        (30)   $       (475)
  Stolt Tank Containers                               -               -               -               -              85
  SNTG Corporate                                    775              67            (473)          1,001          (1,582)
                                           ------------    ------------    ------------    ------------    ------------
  Total                                    $      1,223    $       (306)   $       (575)   $        971    $     (1,972)
                                           ============    ============    ============    ============    ============

OPERATING INCOME:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                     $     18,249    $     33,792    $     49,027    $     93,293    $    129,217
  Stolt Tank Containers                          11,116          10,864           7,480          30,280          21,795
  Stolthaven Terminals                            7,047           7,380           5,821          21,171          19,133
  SNTG Corporate                                 (6,010)         (6,449)         (2,842)        (18,044)         (9,968)
                                           ------------    ------------    ------------    ------------    ------------
    SNTG before Restructuring Charges            30,402          45,587          59,486         126,700         160,177
  SNTG Restructuring Charges                       (154)           (417)         (1,882)         (1,122)         (5,285)
                                           ------------    ------------    ------------    ------------    ------------
  Total                                    $     30,248    $     45,170    $     57,604    $    125,578    $    154,892
                                           ============    ============    ============    ============    ============

(a) Net of $17.8 million, $3.6 million and $21.4 million in the third quarter, second quarter and nine months of 2006, respectively and $0.3 million, $9.7 million and $10.0 million in the third quarter, second quarter and nine months of 2005, respectively, for provisions for settlement agreements reached with customers, settlement agreements reached in principle with customers, or offers made to customers.

(b) Includes antitrust and other investigation related legal expenses of $9.8 million, $7.4 million and $23.8 million in the third quarter, second quarter and nine months of 2006, respectively, and $6.5 million, $4.5 million and $16.0 million in the third quarter, second quarter and nine months of 2005, respectively.

(c) Includes antitrust and other investigation related legal expenses of $1.0 million, $2.0 million and $5.4 million in the third quarter, second quarter and nine months of 2006, respectively. Also includes $1.9 million, $1.7 million and $4.3 million in the third quarter, second quarter and nine months of 2005, respectively.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
    SELECTED FINANCIAL DATA - STOLT-NIELSEN TRANSPORTATION GROUP - CONTINUED
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

                                                                                             AS OF
                                                                           --------------------------------------------
                                                                              AUG 31       NOVEMBER 30,       AUG 31
                                                                               2006            2005            2005
                                                                           ------------    ------------    ------------
TOTAL ASSETS:
Stolt-Nielsen Transportation Group
  Stolt Parcel Tankers                                                     $  1,448,586     $ 1,320,549     $ 1,302,326
  Stolt Tank Containers                                                         138,601         124,349         119,240
  Stolthaven Terminals                                                          372,272         301,790         291,610
  SNTG Corporate                                                                 75,269          66,904          70,468
                                                                           ------------    ------------    ------------
  Total                                                                    $  2,034,728     $ 1,813,592     $ 1,783,644
                                                                           ============    ============    ============

                                                       THREE MONTHS ENDED                       NINE MONTHS ENDED
                                           --------------------------------------------    ----------------------------
                                              AUG 31          MAY 31,         AUG 31          AUG 31          AUG 31
                                               2006            2006            2005            2006            2005
                                           ------------    ------------    ------------    ------------    ------------
CAPITAL EXPENDITURES:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                     $     49,671    $     86,245    $     43,288    $    140,994    $     65,958
  Stolt Tank Containers                           2,069           9,038           4,072          12,185           5,593
  Stolthaven Terminals                            3,165           3,975           6,727           9,792          16,608
  SNTG Corporate                                    522             417             747           1,144           3,486
                                           ------------    ------------    ------------    ------------    ------------
  Total                                    $     55,427    $     99,675    $     54,834    $    164,115    $     91,645
                                           ============    ============    ============    ============    ============

DEPRECIATION AND AMORTIZATION EXPENSE:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                     $     16,726    $     17,890    $     16,122    $     51,135    $     48,780
  Stolt Tank Containers                           1,997           2,003           2,015           5,998           5,267
  Stolthaven Terminals                            3,064           2,952           2,639           8,906           7,868
  SNTG Corporate                                  1,633             596             719           2,841           2,233
                                           ------------    ------------    ------------    ------------    ------------
  Total                                    $     23,420    $     23,441    $     21,495    $     68,880    $     64,148
                                           ============    ============    ============    ============    ============

                      STOLT-NIELSEN S. A. AND SUBSIDIARIES
            OPERATING YARDSTICKS - STOLT-NIELSEN TRANSPORTATION GROUP
                                   (UNAUDITED)

STOLT PARCEL TANKERS DIVISION:                    1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
-----------------------------------------------   -----------   -----------   -----------   -----------
JOINT SERVICE SAILED-IN TIME-CHARTER INDEX
  2004                                                   1.02          1.19          1.20          1.25
  2005                                                   1.29          1.31          1.36          1.34
  2006                                                   1.30          1.30          1.28           N/A

VOLUME OF CARGO CARRIED - MILLIONS OF TONS
  Deepsea fleet:
  2004                                                    3.4           3.6           3.8           4.0
  2005                                                    3.7           3.7           3.8           3.8
  2006                                                    3.8           3.7           3.7           N/A

  Regional fleets - Wholly Owned:
  2004                                                    2.2           2.3           2.4           2.2
  2005                                                    2.2           2.3           2.4           2.3
  2006                                                    2.3           2.7           2.6           N/A

OPERATING DAYS
  Deepsea fleet:
  2004                                                  5,794         5,900         6,080         6,252
  2005                                                  6,147         6,201         6,158         6,123
  2006                                                  6,182         6,296         6,276           N/A

  Regional fleets - Wholly Owned:
  2004                                                  4,980         5,009         5,080         4,941
  2005                                                  4,922         5,165         5,177         5,189
  2006                                                  5,278         5,611         5,617           N/A

AVERAGE NUMBER OF SHIPS OPERATED IN THE PERIOD
  Deepsea fleet:
  2004                                                     64            64            66            69
  2005                                                     68            67            67            67
  2006                                                     69            68            68           N/A

  Regional fleets - Wholly Owned:
  2004                                                     55            54            55            54
  2005                                                     55            56            56            57
  2006                                                     59            61            61           N/A

Notes:
(a) Deepsea fleet statistics include those for time-chartered ships and STJS pool partner ships
(b) Regional fleet statistics include only wholly-owned ships and cargo carried by the Regional fleet on behalf of the deepsea fleet
(c) Regional fleet statistics include the results of both the Northern Europe and US barging activities

STOLT TANK CONTAINERS DIVISION:
NUMBER OF SHIPMENTS
  2004                                                 20,214        21,656        21,189        21,203
  2005                                                 21,483        21,417        18,978        18,996
  2006                                                 19,312        20,384        20,927           N/A

TANK CONTAINERS OPERATED AND LEASED AT END OF
 PERIOD
  2004                                                 16,271        16,923        17,035        17,153
  2005                                                 17,281        17,690        17,959        17,979
  2006                                                 18,006        18,238        18,346           N/A

TANK CONTAINER UTILIZATION - %
  2004                                                   80.5%         79.8%         79.4%         78.9%
  2005                                                   79.7%         79.4%         72.9%         73.5%
  2006                                                   74.7%         76.1%         76.9%          N/A

STOLTHAVEN TERMINALS DIVISION:
AVERAGE MARKETABLE SHELL BARREL CAPACITY
 (millions of barrels)
  2004                                                   3.89          3.94          3.99          4.00
  2005                                                   4.13          4.22          4.36          4.33
  2006                                                   4.33          4.40          4.60           N/A

TANK CAPACITY UTILIZATION - %
  2004                                                   97.0%         98.7%         98.6%         96.7%
  2005                                                   96.7%         97.6%         95.1%         95.6%
  2006                                                   98.8%         98.1%         98.3%          N/A

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